UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-41843

Next.e.GO N.V.

(Registrant’s name)

c/o Next.e.GO Mobile SE
Lilienthalstraße 1
52068 Aachen, Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

The following exhibit is furnished herewith:

Exhibit 99.1.	Press release dated October 19, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2023

Next.e.GO N.V.

By	/s/ Eelco van der Leij
	Name:	Eelco van der Leij
	Title:	Executive Director

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Press Release, dated October 19, 2023

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